UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-23975

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

First Niagara Financial Group 401(k) Plan

B.	NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

First Niagara Financial Group, Inc.
6950 South Transit Road
P.O. Box 514
Lockport, New York 14095-0514

REQUIRED INFORMATION

The First Niagara Financial Group 401(k) Plan (the “Plan”) is subject to ERISA and therefore is filing the financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA, as of and for the years ended December 31, 2007 and 2006, as an exhibit to this report. Such Plan financial statements and schedule include Reports of Independent Registered Public Accounting Firms thereon.

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm
99
First Niagara Financial Group 401(k) Plan Financial Statements and Schedule as of and for the years ended December 31, 2007 and 2006, with Reports of Independent Registered Public Accounting Firm thereon.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Board of Directors of First Niagara Financial Group, Inc. (as administrator of the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 27, 2008	By:	/s/ Michael W. Harrington
Chief Financial Officer

Section 2: Ex-23.1	Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 27, 2008

The Qualified Retirement Plans Committee of
First Niagara Financial Group, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the First Niagara Financial Group 401(k) Plan of our report dated June 27, 2008, relating to the statements of net assets available for benefits of the First Niagara Financial Group 401(k) Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules as of December 31, 2007, which report is included in the Form 11-K of the First Niagara Financial Group 401(k) Plan.

/s/ Bonadio & Co., LLP

Section 3: Ex-99	Exhibit 99

FIRST NIAGARA FINANCIAL GROUP
401(k) PLAN

Financial Statements as of
December 31, 2007 and 2006
And
Supplemental Schedules
Together with Report of Independent
Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 27, 2008
Williamsville, NY

The Qualified Retirement Plans Committee
First Niagara Financial Group, Inc.:

We have audited the accompanying statements of net assets available for benefits of the First Niagara Financial Group 401(k) Plan (the Plan) as of December 31, 2007 and 2006 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Niagara Financial Group 401(k) Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment as of December 31, 2007 and schedule of prohibited transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Bonadio & Co., LLP

FIRST NIAGARA FINANCIAL GROUP 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS

Investments:
Mutual funds	$74,398,075	$67,982,586
First Niagara Financial Group, Inc. common stock	21,895,968	29,912,838
Participant loans	1,939,077	1,810,941
Money market account	1,082,858	613,135
Guaranteed interest accounts	248,040	651,374

Total investments	99,564,018	100,970,874

Receivables:
Employer contribution receivable	591	5,388
Employee contribution receivable	710	1,396
Other receivables	55,443	73

Total receivables	56,744	6,857

Total assets	$99,620,762	$100,977,731

LIABILITIES

Other liabilities	$64,008	$-

Total liabilities	64,008	-

Net assets available for benefits	$99,556,754	$100,977,731

The accompanying notes are an integral part of these statements.

FIRST NIAGARA FINANCIAL GROUP 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS:
Employee contributions	$6,592,733	$6,297,058
Employer contributions	3,677,918	3,527,041
Rollover contributions	640,722	1,315,052
Interest and dividend income	1,203,116	1,205,824
Net appreciation (depreciation) in fair value of investments, including realized gains and losses on sales	(1,404,918)	8,153,437

Total additions	10,709,571	20,498,412

TRANSFERS:
Transfer from Gernold Agency, Inc. 401(k) Profit Sharing and Retirement Plan	1,661,093	-
Transfer from Hatch Leonard Naples, Inc. Employee Profit Sharing and Savings Plan	-	10,895,272

Total transfers	1,661,093	10,895,272

DEDUCTIONS:
Distributions to participants	13,754,897	11,823,338
Administrative expenses	36,744	190,648

Total deductions	13,791,641	12,013,986

Net increase (decrease)	(1,420,977)	19,379,698

NET ASSETS AVAILABLE FOR BENEFITS - beginning of year	100,977,731	81,598,033

NET ASSETS AVAILABLE FOR BENEFITS - end of year	$99,556,754	$100,977,731

The accompanying notes are an integral part of these statements.

FIRST NIAGARA FINANCIAL GROUP 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF PLAN

The following description of the First Niagara Financial Group 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The plan is a defined contribution plan with salary reduction features as permitted under Section 401(k) of the Internal Revenue Code. The Plan is funded by employee and employer contributions and covers substantially all eligible employees of First Niagara Bank and its Subsidiaries, which is owned by First Niagara Financial Group, Inc. (collectively, the Company). It is intended to conform with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and subsequent legislation, when applicable.

At December 31, 2007 and 2006, the assets of the Plan are maintained by First Niagara Bank as Trustee and Fidelity Brokerage Services, LLC (Fidelity) as custodian. First Niagara Risk Management, doing business as First Niagara Benefits Consulting, is recordkeeper for the Plan. First Niagara Risk Management is a subsidiary of First Niagara Bank. Principal Life Insurance Company (Principal) served as the Plan’s recordkeeper through July 2006.

Broker commissions associated with investment transactions and investment management fees are paid by the Plan. Administrative fees not paid by the Plan are paid by the Company.

As a result of the acquisition of the sponsoring entity, the assets of the Gernold Agency, Inc. 401(k) Profit Sharing and Retirement Plan were transferred into the Plan during 2007. The assets of Hatch Leonard Naples, Inc. Employee Profit Sharing and Savings Plan were transferred into the Plan during 2006.

Eligibility

All employees who have completed three months of service, as defined in the Plan, have attained the age of 21 and who are not represented by a collective bargaining unit are eligible to participate in the Plan.

Contributions

Employees who are eligible to participate in the Plan may elect to contribute up to 100% of their annual compensation, as defined in the Plan, subject to the annual limitations provided by the Internal Revenue Code. Employees who are age 50 or older by the end of the calendar year are allowed to make an additional “catch-up” contribution. This contribution was limited to $5,000 in 2007 and 2006. The “catch-up” contribution is not subject to the employer matching contribution.

The Company contributes a matching contribution to those participating employees who have elected to make employee contributions. The matching contribution is equal to 100% of an employee’s contribution up to 2% of the employee’s compensation (as defined in the Plan), plus 75% of an employee’s contribution between 2% and 6% of the employee’s compensation. Matching contributions for an employee shall not be more than 5% of the employee’s compensation in a Plan year.

1.	DESCRIPTION OF PLAN (Continued)

Contributions (Continued)
The Company may also make an annual discretionary contribution to the Plan. No discretionary contributions were made to the Plan during 2007 and 2006.  Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contributions, (b) Plan earnings and losses, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
All participants are immediately 100% vested in their contributions, plus allocated earnings thereon. Participants vest in Company matching and discretionary contributions as follows:

Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

Loans to Participants

Participants may borrow from their accounts a minimum of $1,000 per loan up to a maximum amount, which is the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a principal residence. The loans are collateralized by the participant’s account and bear interest at the rates available for comparable loans from commercial lending institutions. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Employees are eligible for retirement benefits upon reaching age 65. Upon termination of service due to death, disability, or retirement, a participant or their beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or distributions based on various annuity options or fixed income payments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Participating employees may take financial hardship withdrawals under prescribed circumstances, up to the value of vested contributions to their account.

Forfeited Accounts

Forfeitures of nonvested employer contributions may be used for Plan administrative expenses or to reduce the employer’s future contributions. During 2007 and 2006, forfeitures used to reduce employer contributions amounted to $117,218 and $148,618, respectively. Unused forfeited account balances were $138,145 and $280,779 at December 31, 2007 and 2006, respectively.

1.	DESCRIPTION OF PLAN (Continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan’s assets include various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to the value of such investments, changes in the values of investments will occur and such changes could materially affect the amounts reported in the accompanying financial statements.

Investments

The investments in the guaranteed interest accounts are valued at fair value as determined by Principal. Investments in First Niagara Financial Group, Inc. common stock and mutual funds are valued based on quoted market prices. Participant loans are valued at their outstanding balances.

The guaranteed interest accounts are non fully benefit responsive, since withdrawals prior to maturity for events other than death, disability, termination, or retirement may be subject to a surrender charge. As such, guaranteed interest accounts are recorded at fair value. The fair value of the Plan’s guaranteed interest accounts approximates contract value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
Benefits are recorded when paid.

3.	INVESTMENTS

Beginning August 1, 2006, contributions to the Plan are invested under a service agreement with First Niagara Bank as trustee and Fidelity as custodian. Plan participants may allocate their funds among one or more of the following investment accounts:

•
Fidelity Balanced Fund – A mutual fund that seeks income and capital growth consistent with reasonable risk. It is comprised of stocks and other equity securities, bonds, debt securities, and fixed income senior securities.

3.	INVESTMENTS (Continued)

•
Bridgeway Ultra Small Company Market Fund – A mutual fund that seeks to provide a long-term total return of capital primarily through capital appreciation. It is comprised mainly of ultra-small company stocks.

•	Federated Capital Preservation Fund – A mutual fund whose primary objective is stability of principal and high current income. It invests primarily in stable value products.

•	Royce Pennsylvania Mutual Investors Fund – A mutual fund which seeks long-term growth of capital. It is comprised of securities of small and mid-capitalization companies.

•
Vanguard Total International Fund – A mutual fund that seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in Europe, the Pacific region, and emerging markets countries. It is comprised of investments in three other Vanguard funds – the Vanguard European Stock Index Fund, the Vanguard Pacific Stock Index Fund, and Vanguard Emerging Markets Stock Index Fund.

•
Vanguard Short Term Bond Fund – A mutual fund which seeks to track performance of a market-weighted bond index with a short-term dollar-weighted average maturity. It consists of medium and larger issues of U.S. government, investment grade corporate, and investment grade international dollar-denominated bonds that have maturities between 1 and 5 years and are publicly traded.

•
Vanguard Long Term Bond Fund – A mutual fund which seeks to track the performance of a market-weighted bond index with a long term dollar-weighted average maturity. It consists of medium and larger issues of U.S. government, investment grade corporate, and investment grade international dollar-denominated bonds that have maturities greater than 10 years and are publicly traded.

•	Vanguard Target Income Fund – A mutual fund which seeks to provide current income and some capital appreciation. It consists of investments in other Vanguard mutual funds.

•
Vanguard Target Retirement 2015 Fund – A mutual fund which seeks to provide capital appreciation and current income consistent with its asset allocation. The fund invests in other Vanguard funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2015.

•
Vanguard Target Retirement 2025 Fund - A mutual fund which seeks to provide capital appreciation and current income consistent with its asset allocation. The fund invests in other Vanguard funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2025.

•
Vanguard Target Retirement 2035 Fund - A mutual fund which seeks to provide capital appreciation and current income consistent with its asset allocation. The fund invests in other Vanguard funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2035.

•
Vanguard Target Retirement 2045 Fund - A mutual fund which seeks to provide capital appreciation and current income consistent with its asset allocation. The fund invests in other Vanguard funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2045.

3.	INVESTMENTS (Continued)

•	Vanguard Strategic Equity Fund - A mutual fund that seeks to provide long-term capital appreciation. It consists of small and mid-capitalization domestic stocks.

•	Vanguard 500 Index Fund – A mutual fund that seeks to track the performance of a benchmark index that measures the investment return of large capitalization stocks.

•	Vanguard Mid Cap Index Fund – A mutual fund that seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks.

Participants may also invest in First Niagara Financial Group, Inc. common stock (party-in-interest).

Prior to August 1, 2006, contributions to the Plan were invested under a group annuity contract with Principal, Gartmore Trust Company, Delaware Charter Guarantee and Trust Company, and also in First Niagara Financial Group, Inc. common stock. Plan participants allocated their funds among one or more of the following investment accounts:

Group Annuity Contract with Principal (party-in-interest):

•	Guaranteed Interest Account – A general investment account comprised of guaranteed interest contracts yielding a specified rate of interest maturing at various dates through December 31, 2009.

•	Bond and Mortgage Fund – A pooled separate account comprised of intermediate-term commercial mortgages and mortgage-backed securities.

•	Large Cap Stock Index Fund – A pooled separate account comprised of the stocks included in the Standard and Poor’s 500 Stock Index.

•	Small Company Blend Fund – A pooled separate account comprised of equity securities of small to medium sized companies.

•	Medium Company Blend Fund – A pooled separate account comprised of equity securities of medium sized companies.

•	Diversified International Fund – A pooled separate account which invests in companies that derive 50% or more of their revenue from goods or services produced, or sales made, outside the U.S.

•	Principal Financial Group, Inc. Stock Fund – A pooled separate account, which is invested primarily in the stock of Principal Financial Group, Inc.

•	Small Company Growth Fund – A pooled separate account comprised of stocks at the lower end of the market capitalization range.

•	Lifetime Strategic Income Fund – A pooled separate account, which invests in shares of other Principal Investors Funds. It is designed for participants close to retirement.

•	Lifetime 2010 Fund – A pooled separate account, which invests in shares of other Principal Investors Funds. It is designed for participants who expect to retire around the year 2010.

3.	INVESTMENTS (Continued)

•	Lifetime 2020 Fund – A pooled separate account, which invests in shares of other Principal Investors Funds. It is designed for participants who expect to retire around the year 2020.

•	Lifetime 2030 Fund – A pooled separate account, which invests in shares of other Principal Investors Funds. It is designed for participants who expect to retire around the year 2030.

•	Lifetime 2040 Fund – A pooled separate account, which invests in shares of other Principal Investors Funds. It is designed for participants who expect to retire around the year 2040.

•	Lifetime 2050 Fund – A pooled separate account, which invests in shares of other Principal Investors Funds. It is designed for participants who expect to retire around the year 2050.

•	Principal Partners Large Capital Value Fund – A pooled separate account, which invests primarily in common stocks of larger capitalization domestic companies.

•	Small Company Value Fund – A pooled separate account, which invests primarily in common stock of small capitalization companies.

Contract with Gartmore Trust Company:

•	Stable Value Fund – Designed to produce higher returns than money market funds while seeking safety and price stability.

Mutual Funds with Delaware Charter Guarantee and Trust Company:

•	American Century Vista Fund – Comprised of stocks of medium sized and smaller companies that have earnings and revenues that are growing at an accelerated pace.

•	American Century Value Fund – Comprised of primarily U.S. equity securities.

•
T. Rowe Price Spectrum Growth Fund - Comprised of a diversified group of T. Rowe Price mutual funds that invest mainly in equities such as traditional growth stocks, small aggressive growth stocks and income stocks, and international securities.

•	Janus Aspen Forty Fund – Comprised of common stocks selected for their growth potential.

•	Fidelity Advisor High Income Advantage I Fund – Comprised mainly of low quality debt securities, preferred stocks, convertible securities and zero coupon bonds.

3.	INVESTMENTS (Continued)

At December 31, 2007 and 2006, the fair values of investments that represent 5% or more of the Plan’s net assets were as follows:

	2007	2006

Vanguard 500 Index Fund	$17,667,389	$17,938,117
Fidelity Balanced Fund	8,265,615	7,263,727
Vanguard Total International Fund	8,450,347	6,295,017
Vanguard Target Retirement 2025 Fund	6,821,088	6,174,855
Vanguard Short Term Bond Fund	6,307,394	5,871,616
First Niagara Financial Group, Inc. common stock	21,895,968	29,912,838

Net appreciation (depreciation) in fair value of investments, including realized gains (losses) on investments sold during the years ended December 31, 2007 and 2006 are as follows:

	2007	2006

Group annuity with insurance company	$19,756	$1,343,506
Mutual funds	4,324,974	6,279,557
First Niagara Financial Group, Inc. common stock	(5,749,648)	530,374

	$(1,404,918)	$8,153,437

4.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated May 5, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5.	PARTY IN INTEREST TRANSACTIONS

Dividend income earned on First Niagara Financial Group, Inc. common stock totaled $1,010,524 and $997,441 for the years ended December 31, 2007 and 2006 respectively.

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006

Net assets available for benefits per the financial statements	$99,556,754	$100,977,731
Amounts allocated to withdrawing participants	(509,375)	-

Net assets available for benefits per the Form 5500	$99,047,379	$100,977,731

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2007, to Form 5500:

Benefits paid to participants per the financial statements	$13,754,897

Add: Amounts allocated to withdrawing participants at December 31, 2007	509,375

Less: Amounts allocated to withdrawing participants at December 31, 2006	-

Benefits paid to participants per the Form 5500	$14,264,272

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2007, but not yet paid as of that date.

7.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No.157 (SFAS 157) “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not require any new fair value measurements. SFAS 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Plan management does not expect the adoption of SFAS 157 to have a material impact on the Plan’s financial statements.

Schedule I

FIRST NIAGARA FINANCIAL GROUP 401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 2007

Identity of Issue	Description of Investment	# of shares or units	Current Value

	Money Market Account:
Fidelity	Fidelity Cash Reserves	756,698	$1,082,858

	Guaranteed Interest Accounts:
Principal Life	* Maturity Date 12/31/08		169,845
Insurance Company	* Maturity Date 12/31/09		63,590
	* Maturity Date 12/31/10		12,668
	* Maturity Date 12/31/11		1,937
			248,040

	Mutual Funds:
Fidelity	Vanguard 500 Index Fund	130,724	17,667,389
	Vanguard Total International Fund	424,854	8,450,347
	Fidelity Balanced Fund	421,500	8,265,616
	Vanguard Target Retirement 2025 Fund	497,164	6,821,088
	Vanguard Short Term Bond Fund	622,645	6,307,394
	Vanguard Target Retirement 2035 Fund	307,773	4,499,641
	Vanguard Mid Cap Index Fund	190,694	3,947,375
	Bridgeway Ultra Small Company Market Fund	199,419	3,545,670
	Federated Capital Preservation Fund	324,356	3,243,555
	Vanguard Target Retirement 2015 Fund	247,699	3,234,955
	Vanguard Target Retirement 2045 Fund	142,897	2,156,310
	Vanguard Long Term Bond Fund	144,602	1,684,609
	Vanguard Strategic Equity Fund	80,051	1,638,652
	Royce Pennsylvania Mutual Investors Fund	138,480	1,498,356
	Vanguard Target Income Fund	129,121	1,437,118

			74,398,075

First Niagara Financial Group, Inc.	* Common Stock	1,818,602	21,895,968

Participant Loans	* Interest rates range from 4.00% to 10.25%		1,939,077

			$99,564,018
* Denotes party-in-interest

This schedule was prepared solely from information certified by Fidelity Personal Trust Company, FSB.
The accompanying notes are an integral part of this schedule.

FIRST NIAGARA FINANCIAL GROUP 401(k) PLAN	Schedule II

SCHEDULE OF PROHIBITED TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Identity of Party Involved	Relationship to Plan	Description of Transaction	Amount

First Niagara Financial
Group, Inc.	Plan Sponsor	Loan - Late deposit of employee deferrals	$710	Late deferral

First Niagara Financial
Group, Inc.	Plan Sponsor	Loan - Late deposit of employee deferrals	$49	Interest deposit

The accompanying notes are an integral part of this schedule.